Exhibit 99.1

Volvo: Truck Deliveries January-October 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 21, 2006—Total deliveries of trucks from the Volvo Group's (Nasdaq:VOLV)(STO:VOLVA)(STO:VOLVB) three truck companies increased 3% through October this year, compared with the year-earlier period. Deliveries from Mack rose 3%, while deliveries from Renault Trucks were up 9%. Deliveries from Volvo Trucks were in line with the year-earlier period.

For the full report, see attachment (http://wpy.observer.se/wpyfs/00/00/00/00/00/08/B6/15/wkr0001.pdf)

November 21, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Media Relations: Bernard Lancelot, Renault Trucks
+33 4 72 96 27 59
or
Bob Martin, Mack
+1 (610) 709-2670
or
Claes Claeson, Volvo Trucks
+46 31-66 39 08
or
Investor Relations: Joakim Wahlstrom, AB Volvo
+46 31 66 11 91
or
Christer Johansson, AB Volvo
+46 31 66 13 34